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Digital asset investing

Digital assets, cryptocurrencies, and the evolving opportunities for investors.

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing.

Defining digital assets

Digital assets is a broad category that refers to anything of value that exists in a digital form and can be owned or transferred electronically. This includes things like files, videos, music, and, increasingly, financial instruments. In the investment world, digital assets often refer to cryptocurrency (crypto) — digital units of value that can be exchanged, transferred, or held like digital money.

While some governments issue digital currencies, most cryptocurrencies are decentralized and operate on global networks using what is known as distributed ledger technology (DLT). These ledgers, often powered by blockchain technology, create an immutable record of transactions without relying on a central authority. Many of the networks have their own native cryptocurrency referred to generically as coins or tokens. Some well-known examples include Bitcoin, Ethereum, Solana, XRP, and Dogecoin.

Why invest in digital assets

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A brief history of crypto

After a groundbreaking white paper signaled the dawn of digital assets in 2008, a wave of early adopters welcomed the concept of a borderless, decentralized currency. The landscape has rapidly evolved, producing new cryptocurrencies, platforms for decentralized applications, and expanding use cases.

A decade of growth

The past 10 years have seen significant and undeniable growth in the price of Bitcoin. But that historic and highly publicized rise has come with volatility—as one might expect from a new and developing asset class.

The price of Bitcoin, 2015–2025

December 31, 2015 through December 31, 2025. Past performance is not a guarantee or a reliable indicator of future results.

Sources: NCA.org, World.org, Bitstamp.net, and T. Rowe Price (timeline); Macrobond, calculated by T. Rowe Price (A decade of growth).

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The digital assets dilemma

Early crypto investors faced unregulated exchanges and had to manage their own asset security—which was both technically complex and risky. They were responsible for securing private keys and passwords, with no recourse if assets were lost or stolen—even simple mistakes like forgotten passwords could mean permanent loss.

This mirrors the early days of stock investing, when investors managed physical stock certificates and navigated complicated settlement procedures. Over time, investing in stocks became easier and safer through regulated mutual funds and ETFs. The same is true of other asset classes like fixed income and commodities. Professionally managed portfolios became a common way to gain exposure with far less personal investing complexity.

A similar shift is occurring in the world of digital assets and cryptocurrencies. But while regulations and processes have improved, many of the original risks and operational challenges of direct ownership persist.

Direct ownership challenges

Buying directly from exchanges and taking self-custody of crypto comes with challenges and potential risks.

Private key management: If account codes and passwords known as "private keys" are lost, forgotten, or stolen, the assets are often irretrievable. There is no central authority to recover lost funds.

Physical security: Hardware wallets and electronic storage devices must be physically secured from theft, fire, natural disasters, or misplacement.

Technical complexity: Mistakes such as sending funds to the wrong address, incorrect wallet setup, or mishandling backups can result in permanent loss of assets.

Hacks and malware: Personal computers, cell phones and crypto wallets can be compromised by hackers or malware, leading to theft.

Lack of regulatory oversight: The regulatory environment for crypto assets can vary by jurisdiction, leaving many markets open to unregulated activity.

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New solutions address stubborn challenges

Exchange-traded products have emerged as a new and often preferred solution for investors seeking to gain cryptocurrency exposure while alleviating many of the obstacles of direct ownership.

Early crypto ETPs offered limited and indirect exposure, but regulatory changes in 2024 enabled institutional custody of crypto tokens. This led to the introduction of “spot ETPs,” which initially held single tokens but quickly expanded to include a range of popular cryptocurrencies.

Since this milestone, assets under management (AUM) have grown significantly, indicating strong investor demand for crypto exposure in a traditional investment vehicle.

Exchange-traded crypto growth

Five years (year-end 2021–2025)

The changing crypto landscape

These recent innovations have revolutionized investor access to digital assets like crypto.

ETPs

ETPs solve for many of the challenges that can make direct ownership impractical by providing:

■ Secure, institutional-grade custody

■ Regulatory oversight

■ Professional portfolio management

■ Convenience of access through existing investment platforms

Multi-token products

Multi-token ETPs offer diversification by spreading risk across several cryptocurrencies (such as Bitcoin or Ethereum), rather than concentrating on just one. This provides broader market exposure, helping to reduce the impact of volatility in any single token.

Active management

Like other asset classes, crypto indexes use fixed rules and weightings, making them slow to respond to changing market conditions. In contrast, active managers can adjust portfolios in real time to address risks or seize new opportunities—a flexibility passive indexes often lack, especially in the fast-moving crypto market.

Source: Morningstar (Exchange-traded crypto growth).

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Leverage the global resources of T. Rowe Price

T. Rowe Price exchange-traded products are supported by the full resources and scalability that can only be provided by a well-established global firm. Since being founded in 1937, we’ve always believed in putting the clients’ needs first. We go beyond the numbers with rigorous field research, prudent risk management, and a forward-looking approach—defined by skilled active management to help navigate changing market conditions. Advisors and their clients can take comfort in knowing their investments are in good care.

Active is what we do
At T. Rowe Price, we recognize that investors have different needs from across a range of investment objectives and vehicles, so we offer choices in the ways to access our investments. Our actively managed exchange-traded products follow the same investing philosophy that we’ve followed for more than 85 years, while offering investors increased potential for trading convenience, cost-effectiveness, and tax efficiency compared with many other investments.

Data as of March 31, 2025.

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Multiple tokens. One active strategy.

Discover risk-aware crypto investing with the first actively managed multi-token spot ETP available in the U.S.

T. Rowe Price Active Crypto ETF (TKNZ)

The Active Crypto ETF provides actively managed exposure to leading cryptocurrencies, adapting to rapidly evolving digital asset dynamics to manage risk and optimize exposures across market environments.

The portfolio combines fundamental research and quantitative analysis through a multi-token, research-driven strategy that identifies emerging trends, momentum rallies, and rotations across leading cryptocurrencies, including Bitcoin, Ethereum, XRP, Solana, and more. As technology advances and market adoption evolves, the actively managed portfolio can adjust to changing market environments.

Going beyond single-token ETPs and passive indexes, our adaptive approach seeks long-term performance designed to outpace the FTSE Crypto U.S. Listed Index benchmark.

Fund facts

Ticker: TKNZ

Exchange: NYSE Arca

Management fee: 0.75%*

Category: Digital assets

Strategy: Active multi-token

Number of holdings: 5–15

Benchmark: FTSE Crypto U.S. Listed Index

*The expense shown above reflects the sponsor’s net annual management fee of 0.75% by contractual fee waiver though 5/31/2027, and 0.90% thereafter.

The investment team

The Active Crypto ETF is led by Portfolio Manager Blue Macellari, who brings over 20 years of experience in alternative assets and cryptocurrencies to her role as head of Digital Assets for T. Rowe Price—where she’s led the firm’s digital asset strategy since 2022. Blue is supported by four co-portfolio managers, each contributing specialized expertise in research, portfolio development, and investment implementation.

Blue Macellari Portfolio Manager	Stefan Hubrich, CFA Co-portfolio Manager	David Kroger Co-portfolio Manager

Dante Pearson Co-portfolio Manager	Sean McWilliams Co-portfolio Manager

The T. Rowe Price Active Crypto ETF is not an investment covvvvvvvvvvv risk factors and other information included in the prospectus.

CFA® and Chartered Financial Analyst® are registered trademarks owned by the CFA Institute.

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When you think of active crypto,
think of T. Rowe Price.

Consult with your financial professional or contact us today.

1-800-564-6958

Learn more: troweprice.com/crypto

Important Information

This material must be preceded or accompanied by a prospectus. Consider the investment objectives, risks, charges and expenses carefully before investing. For additional information, visit troweprice.com.

This material is provided for general and educational purposes only and is not intended to provide legal, tax, or investment advice. This material does not provide recommendations concerning investments, investment strategies, or account types; it is not individualized to the needs of any specific investor and is not intended to suggest that any particular investment action is appropriate for you.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns.

Risks considerations: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives. See the prospectus for more detail on the fund’s principal risks.

For more information on Third Party Market Data please visit troweprice.com/marketdata.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners.

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